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                           May 19, 2020

       David A. Campbell
       Chief Financial Officer
       Vistra Energy Corp.
       6555 Sierra Drive
       Irving, Texas 75039

                                                        Re: Vistra Energy Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            Form 8-K filed May
5, 2020
                                                            File No. 001-38086

       Dear Mr. Campbell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed May 5, 2020

       Exhibit 99.1
       Financial Highlights, page 1

   1. We refer to your presentation of "Ongoing Operations" financial measures, such as
                                                        Ongoing Operations Net
Income and Operating Cash Flow from Ongoing Operations, and
                                                        note that they exclude
the results of your Asset Closure segment. As these measures appear to meet the
definition of non-GAAP financial measures, revise to provide the disclosures required by
Item 10(e) of Regulation S-K and Regulation G, as applicable. In this regard, ensure
that each measure is accompanied by the corresponding GAAP
                                                        measure with equal or
greater prominence. For additional guidance, refer to Question
                                                        102.10 of the Non-GAAP
Compliance and Disclosure Interpretations.
   2. We note that your Asset Closure segment includes various units which have been taken
 David A. Campbell
Vistra Energy Corp.
May 19, 2020
Page 2
         offline and a unit which will be taken offline by the end of 2022. Given that your Asset
         Closure segment includes assets which may continue to operate into 2022, please tell us how you determined that these operations are not considered to be "Ongoing Operations."
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.



FirstName LastNameDavid A. Campbell                          Sincerely,
Comapany NameVistra Energy Corp.
                                                             Division of
Corporation Finance
May 19, 2020 Page 2                                          Office of Energy &
Transportation
FirstName LastName